SECURITII 06007908

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36814 |

SEC RECEIVED MAR 01 2006 PROCESSING WASH., D.C. SECTION

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avanti Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

| Toronto, Ontario | Canada | M4T 253 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Rosen (416) 323-1393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 111 North Orange Avenue, Suite 1600 | Orlando | FL | 32801 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 13 2006 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Donald E. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avanti Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Marion Scott, Notary Public, City of Toronto, limited to the attestation of instruments and the taking of affidavits, for Rosecliffe Heights Enterprises, Ltd., and its subsidiaries and associates. Expires February 17, 2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# AVANTI SECURITIES CORPORATION

Financial Statements and Schedule

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

AVANTI SECURITIES CORPORATION

## Table of Contents


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Stockholders' Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 8 |
| Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 | 9 |

KPMG

**KPMG LLP**
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying statements of financial condition of Avanti Securities Corporation (the "Company") as of December 31, 2005 and 2004 and the related statements of operations, stockholders' equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 3, 2006
Certified Public Accountants

**AVANTI SECURITIES CORPORATION**

Statements of Financial Condition

December 31, 2005 and 2004

| **Assets** | | **2005** | **2004** |
|---|---|---|---|
| Cash | $ | 21,406 | 21,011 |
| Prepaid expenses | | 7,425 | 7,593 |
| Total assets | $ | 28,831 | 28,604 |
| **Liabilities and Stockholders' Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 7,408 | 8,000 |
| Total liabilities | | 7,408 | 8,000 |
| Stockholders' equity: | | | |
| Common stock, $0.10 par value, authorized 1,000,000 shares; 10,000 shares issued and outstanding | | 1,000 | 1,000 |
| Additional paid-in capital | | 104,009 | 104,009 |
| Accumulated deficit | | (83,586) | (84,405) |
| Total stockholders' equity | | 21,423 | 20,604 |
| Total liabilites and stockholders' equity | $ | 28,831 | 28,604 |

See accompanying notes to financial statements.

**AVANTI SECURITIES CORPORATION**

Statements of Operations

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Revenue: | | | |
| Fees (note 3) | $ | 20,000 | 20,000 |
| Interest | | 327 | 88 |
| Total revenue | | 20,327 | 20,088 |
| Expenses: | | | |
| Taxes and licenses | | 9,557 | 9,440 |
| Professional fees | | 8,948 | 8,229 |
| Insurance | | 903 | 903 |
| Other | | 100 | 43 |
| Total expenses | | 19,508 | 18,615 |
| Income from operations | | 819 | 1,473 |
| Loss on change in fair value of stock warrants | | — | (995) |
| Net income | $ | 819 | 478 |

See accompanying notes to financial statements.

## AVANTI SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2005 and 2004

| | | Common stock | Additional paid-in capital | Accumulated deficit | Total stockholders' equity |
|---|---|---|---|---|---|
| Balances at December 31, 2003 | $ | 1,000 | 104,009 | (84,883) | 20,126 |
| Net income | | — | — | 478 | 478 |
| Balances at December 31, 2004 | | 1,000 | 104,009 | (84,405) | 20,604 |
| Net income | | — | — | 819 | 819 |
| Balances at December 31, 2005 | $ | 1,000 | 104,009 | (83,586) | 21,423 |

See accompanying notes to financial statements.

## AVANTI SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 819 | 478 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Loss on change of fair value of stock warrants | | — | 995 |
| Changes in operating assets and liabilites: | | | |
| Prepaid expenses | | 168 | (133) |
| Accounts payable and accrued expenses | | (592) | (4) |
| Net cash provided by operating activities | | 395 | 1,336 |
| Cash at beginning of year | | 21,011 | 19,675 |
| Cash at end of year | $ | 21,406 | 21,011 |

See accompanying notes to financial statements.

**(1) Summary of Significant Accounting Policies**

*(a) General*

Avanti Securities Corporation (the "Company") was incorporated in 1986 under the laws of the state of Georgia. The Company is organized as a securities broker-dealer firm and is owned 50% by Avanti Development Corporation and 50% by Loeb (U.S.) Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholders serve as general partners. The Company does not hold customer securities.

*(b) Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(c) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Income Taxes**

At December 31, 2005 and 2004, the Company has federal and state operating loss carryforwards approximating $79,400 and $79,200, respectively. The carryforward losses will expire in years 2006 through 2023. The Company's operating loss carryforwards give rise to a deferred tax asset, all of which is offset by a valuation allowance. In assessing the realizability of its deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of future taxable income prior to the expiration of the operating loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a valuation allowance equal to the tax effect of its operating loss carryforwards.

**(3) Related Party Transactions**

Fees of $20,000 in 2005 and 2004 resulted from transactions with an affiliate of the Company's stockholders.



(Continued)

## (4) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2005, the Company's net capital was $13,998 and its excess net capital was $8,998. As of December 31, 2004, the Company's net capital was $13,011 and its excess net capital was $8,011. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k).

## (5) Subordinated Claims of General Creditors

As of December 31, 2005 and 2004, and during the years then ended, the Company did not have any liabilities which were subordinated to the claims of general creditors.

## AVANTI SECURITIES CORPORATION

Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

### Net Capital

| | | |
|---|---|---|
| Total stockholders' equity | $ | 21,423 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expenses | | 7,425 |
| Total non-allowable assets | | 7,425 |
| Net capital | $ | 13,998 |

### Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| Minimum net capital required of reporting broker or dealer | $ | 5,000 |
| Excess net capital | $ | 8,998 |
| Excess net capital at 1000 percent (as per instructions) | | 13,258 |
| Aggregate indebtedness | | 7,408 |
| Percentage of aggregate indebtedness to net capital | | 53% |

### Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed by Avanti Securities Corporation in its Form X-17A-5, Part II.

KPMG

**KPMG LLP**
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802

## Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Avanti Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Avanti Securities Corporation (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17A-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2006
Orlando, Florida
Certified Public Accountants